

March 31, 2014

Via E-mail
Michael D. Weiner
Executive Vice President and Chief Legal Officer
Ares Management GP LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

      Re: Ares Management, L.P.
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted March 14, 2014
              CIK No. 0001176948

Dear Mr. Weiner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

1.   We note that you do not believe that Ares Management L.P. is an investment company for purposes of sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 ("Company Act"). Please provide further information necessary to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Ares Management L.P., including, but not limited to, the Ares Operating Group Managing Entities and Ares Operating Group Entities(as those terms are defined in the draft registration statement). Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

      a. Please identify and explain any interests in the Ares investment funds held by or through the Ares Operating Group Entities. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Ares Operating Group Entities and/or the Ares Operating Group Managing Entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

      b. Please explain why an investment in Ares Management L.P. is not equivalent to an investment in a fund of funds.

2.   Please explain whether the offering by Ares Management L.P. should be considered an indirect offering of the Ares investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Capitalization, page 94

3.   We note your response and revision related to our prior comment 13; however we do not see how you have addressed our comment in its entirety. We are reissuing our comment in part; please revise your pro forma presentation to disaggregate your material proforma adjustments (e.g. reorganization, offering, adjustments for non-controlling interests, etc.).

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 102

Note 1. Reorganization and Other Adjustments, page 102

Note (d), page 102

4.   We note your response to our prior comment 17. Although we understand that the cash distribution to existing owners will be made prior to the offering and will be made from available liquidity, it is not clear to us why pro forma presentation is unnecessary. We also note the reorganization and conversion of certain equity issuances (e.g. class D units) will result in a significant change in capitalization at or prior to the IPO. Please revise to provide a proforma presentation (i.e. within your historical financial statements) consistent with the guidance of SAB Topic 1B.3 in your next amendment.

Note 2. Offering Adjustments, page 105

Note (l), page 106

5.   We note your response to our prior comment 20. Explain to us how you determined the adjustment for repayment of the revolving credit facility meets the criteria of Article 11 (i.e. factually supportable). Alternatively, we would not object to footnote disclosure only.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

Managing Business Performance, page 118

Assets Under Management, page 119

6.   We note your response to our prior comments 23 and 24. Please expand your rollforward and related discussions of fee earning AUM and AUM (as well as within your segment disclosures) to separately present distributions and redemptions.

Results of Operations, page 127

Combined and Consolidated Results of Operations, page 127

7.   We note your response to our prior comment 31 and your enhanced discussion of performance fees and the trends that you believe will materially affect future results of operations. However, it remains unclear how the changes in the investment strategies and concentrations of your AUM have impacted your results. Please expand your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your AUM and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why. Also discuss any funds which have significantly impacted your AUM due to market appreciation/(depreciation).

8.   Please revise your disclosure to discuss the reasonable likelihood of attaining specific thresholds in future periods to earn performance fees for any individual fund(s), and if the realization or non-realization of such could have a material impact on the future results of operations. The timing and probability of future realization events should also be discussed.

Results of Operations by Segments, page 138

Fund Performance Metrics for the Year Ended December 31, 2013

9.   We note from your response to our prior comment 38 that you determined that a fund that has contributed at least 1% of the Company's total management fees for the applicable period is a significant fund, which includes ten of your investment funds across all four operating segments. Please consider expanding your criteria for identifying significant investment funds for each segment (e.g. fund's total AUM, funds that contributed significantly to your total segment performance fees as well as each segment's economic net income (loss).)

10.   For those investment funds that are significant, please enhance your disclosures to provide additional fund metrics that will provide meaningful information regarding your revenues recorded each period. For example, consider providing the following:

        •   a description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment; and
        •   a disclosure of the investments that have been realized and have not yet been realized.

Business, page 188

Investment Groups, page 189

11.   We note your response to comment 48. However, the disclosure should clarify that the investment groups do not outperform the market indices every single year. We are not suggesting that you present performance relative to market indices for each year, but that you balance the disclosures to clarify that your funds have also experienced some down years.

Material U.S. Federal Tax Considerations, page 263

12.   We note your revised disclosure indicates that Proskauer Rose LLP has provided an opinion that Ares Management will be treated as a partnership for federal tax purposes and that Ares Real Estate Holdings has been organized in conformity with the REIT requirements. Please revise to indicate that it is Proskaur Rose LLP's opinion that Ares Management will be treated as a partnership and Ares Real Estate Holdings was organized in conformity with the REIT requirements. To the extent the opinion makes assumptions related to future facts or conduct, these assumptions should be limited and reasonable.

Financial Statements

Ares Holdings Inc. And Ares Investments LLC, page F-6

General

13.   We note your disclosure on page F-78 (Note 11. Related Party Transactions) that substantially all of your revenue is earned from related parties. Please revise to clearly present on the face of your financial statements (and elsewhere throughout your registration statement, as applicable) such related party transactions. Refer to Rule 4-08(k) of Regulation S-X.

Notes to the Combined and Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-11

Principals of Consolidation, page F-11

14.   Please revise your consolidation policy to clarify whether any of your funds qualify for the deferral of the current consolidation guidance and describe which funds qualify for this deferral.

15.   We note from your response to our prior comment 54 that 100% of the CLOs you manage are VIEs and are consolidated. We also note from your disclosure on page F-12 that you consolidate CLOs for which you are deemed to be the primary beneficiary. Please tell us whether you hold investments in any CLOs where you determined that you are not the primary beneficiary and, therefore, do not consolidate. Provide the basis for your conclusion.

Management Fees, Page F-17

16.   We note your response to our prior comments 28 and 57, particularly your classification of ARCC Part I Fees as management revenues. While we understand the "predictability" and "recurrence" aspect as you stated in your response; the attributes to the computation of ARCC Part I Fee revenues as we understand it (e.g. revenues based on performance and subject to hurdle rates; that are impacted by fund performance and returns) appear significantly different than the attributes of your management fees (e.g. generally based on a defined percentage of fair value of assets of the investment portfolios managed). That said, we continue to question whether your ARCC Part I Fee revenues should be reported apart from your management fee revenues. Explain to us how the ARCC Part I Fees are computed and provide us with an example computation along with any investment advisory and management agreements.

Note 6. Derivative Financial Instruments, page F-52

17.   We note from your tables presented on pages F-62 and F-63 that although you generally present derivative and other instruments on a gross basis, certain instruments are subject to enforceable master netting arrangements which allow for the derivative and other financial instruments to be offset. Please revise your future filings to disclose the terms of the master netting arrangements and describe the types of rights of setoff and similar agreements, including the nature of those rights. Refer to ASC 210-20-55-14.

18.   In addition to our comment above, for gross amounts not offset in the statements of financial condition, clarify in your disclosure whether these amounts include those that meet the guidance in either ASC 210-20-45 or ASC 815-10-45 to qualify for offsetting but management elects not to offset.

Note 12. Stockholders' Equity and Members' Capital, page F-79

19.   We note from your response to our prior comment 22 that in connection with the Unitization, the mandatory convertible preferred class D units will be recapitalized into Ares Operating Group Units and will cease to exist. We also note from your disclose on page F-8- that upon completion of an IPO these units will be mandatorily converted into 6.25% of the common equity of the Company. Please address the following.

*   Revise your disclosure to provide a comprehensive description of the convertible preferred class D units, including any substantive terms, the number of units issued and the number of units they will be converted to at the time of IPO.
*   Explain more clearly what you mean by …"converted into 6.25% of common equity".
*   Provide us with your accounting analysis at the issuance of these units, including a discussion on how you accounted for the mandatorily convertible feature at issuance.
*   Clarify how and where such units are currently reflected in your financial statements (e.g. statements of financial condition and statements of changes in equity).

Exhibit 8.1

20.   We note the short form tax opinion filed as exhibit 8.01 indicates that the opinion is an accurate summary of the tax matters described in your registration statement. Please note a short form opinion must clearly state that the tax discussion in the registration statement is the opinion of counsel, as opposed to indicating it is an accurate summary of counsel's opinion.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director